PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

April 1, 2017

The Board of Trustees
Prudential Investment Portfolios 12
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential QMA Long-Short Equity Fund

To the Board of Trustees:

PGIM Investments LLC has contractually agreed through July 31, 2018 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), brokerage, dividend and interest expenses related to short sales and extraordinary expenses) of each class of shares of the Fund to 1.25% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President